As filed with the Securities and Exchange Commission on April 17, 2009

SEC File No. 812-13525

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of

BRIDGEWAY CAPITAL MANAGEMENT, INC.

     SECOND AMENDED APPLICATION FOR AN ORDER OF THE
COMMISSION PURSUANT TO SECTION 2(a)(9) OF THE INVESTMENT
COMPANY ACT OF 1940 DECLARING PRESUMPTION
CREATED BY THAT SECTION
REBUTTED BY EVIDENCE

Please direct all written or oral communications concerning this Application to:

Prufesh R. Modhera, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W.
Suite 500
Washington, D.C. 20036
(202) 419-8417
Email: pmodhera@stradley.com

Copy to:

Michael D. Mulcahy
Bridgeway Capital Management, Inc.
5615 Kirby Drive, Suite 518
Houston, Texas 77005-2448

This Application (including exhibits) consists of 17 pages.
The exhibit index appears on page 15.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)
	)	Second Amended Application
	)	for an Order of the
BRIDGEWAY CAPITAL MANAGEMENT, INC.	)	Commission pursuant to
	)	Section 2(a)(9) of the
5615 Kirby Drive, Suite 518)		Investment Company Act of
Houston, Texas 77005-2448)		1940 Declaring Presumption
	)	Created by that Section
	)	Rebutted by Evidence

I. INTRODUCTION

     Bridgeway Capital Management, Inc. (“Bridgeway Capital” or the “Applicant”) hereby applies for an Order of the Securities and Exchange Commission (the “Commission”)

pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “1940 Act”), declaring that the presumption under Section 2(a)(9) has been rebutted by evidence described in this Application. In particular, the Order would rebut the presumption that Leonora R. Montgomery’s (“Leonora Montgomery”) 30.58% interest in the voting securities of Applicant is a controlling block of voting securities. Applicant is seeking the Order to ensure that the future transfer of Leonora Montgomery’s voting securities of Bridgeway Capital described herein will not result in an “assignment,” as such term is defined in Section 2(a)(4) of the 1940 Act and as used in Section 15(a)(4) of the 1940

Act, of Bridgeway Capital’s investment advisory and subadvisory agreements with investment companies registered under the 1940 Act (“RICs”) in effect as of the time of the transfer. Each RIC advised or subadvised by Bridgeway Capital at the time of the transfer is referred to herein as a “Fund.” As of the date of this application, Bridgeway Capital has investment advisory or subadvisory agreements with Bridgeway Funds, Inc. (“Bridgeway Funds”), Calvert Large-Cap Growth

Fund, Equitable Calvert Socially Responsible Portfolio, Valic I – Small Cap Fund, Valic II – Capital Appreciation Fund, State Farm Variable Small/Mid Cap Equity Fund, State

Farm Retail Small/Mid Cap Equity Fund, and Calvert New Vision Small-Cap Fund, each of which is an open-end RIC.

II. DESCRIPTION OF APPLICANT

A. General

     Bridgeway Capital, a Texas corporation, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (File No. 801-

44394), and is engaged in the business of providing investment management and advisory services to RICs, high net worth individuals, and institutional clients.

B. Capitalization of Bridgeway Capital

     The capitalization of Bridgeway Capital currently consists of 3,000 shares of authorized common stock, of which 1,175.877 shares are issued and outstanding (the

“Bridgeway Capital Common Stock”). As of the year ended December 31, 2008, Bridgeway Capital’s shares were held by nine persons in the respective percentages set forth in the table below:

	Number of Shares of
	Bridgeway Capital
	Common Stock Owned as	Ownership Percentage
Name	of December 31, 2008	as of December 31, 2008
John N. R. Montgomery	766.800	65.21%
Leonora R. Montgomery	359.545	30.58%
Franklin J. Montgomery	4.714	0.40%
Catherine A. Montgomery	0.560	0.05%
Bethany M. Hays	0.560	0.05%
Catherine M. Tinsley	0.560	0.05%

Diana Ryan	0.780	0.07%
Diane Matthes	0.280	0.02%
Bridgeway Capital ESOP	42.078	3.58%
Total	1,175.877	100.0%

     John N.R. Montgomery (“John Montgomery”) is chairman of the board and president of Bridgeway Capital as well as its founder. Leonora Montgomery is John

Montgomery’s mother. Franklin J. Montgomery (“Frank Montgomery”) is John Montgomery’s brother. Bethany M. Hays (“Bethany Hays”) and Catherine M. Tinsley

(“Catherine Tinsley”) are John Montgomery’s sisters. Diana Ryan and Diane Matthes are friends of Leonora Montgomery to whom she gifted Bridgeway Capital Common

Stock. Catherine A. Montgomery is Frank Montgomery’s spouse.

     Bridgeway Capital was incorporated in 1993. John Montgomery received 20.000 shares upon capitalization. Additional shares were issued to John Montgomery in subsequent years as a form of compensation in lieu of cash. Leonora Montgomery received her shares in 1995 and 1996 in exchange for an investment in Bridgeway Capital.

Through the years, Frank Montgomery has accumulated his shares as compensation for serving as a director of Bridgeway Capital, as annual gifts from Leonora Montgomery and in a transaction with John Montgomery. Catherine Montgomery, Bethany Hays, Catherine Tinsley, Diana Ryan and Diane Matthes all received shares as gifts from Leonora

Montgomery in 2001. Bridgeway Capital created the Bridgeway Capital Employee Stock Ownership Program (“ESOP”) in 2003. Shares owned by the ESOP result from annual contributions from Bridgeway Capital.

C. Management and Actual Control of Bridgeway Capital

Bridgeway Capital and the Bridgeway Funds were founded in 1993 by John Montgomery. Since inception, John Montgomery has solely “controlled” Bridgeway

Capital, as that term is defined in Section 2(a)(9) of the 1940 Act, and has been involved in the active management of all aspects of the operations and affairs of Bridgeway

Capital, in his capacity as chairman, president and majority shareholder, and the Bridgeway Funds, in his capacity as Director, officer, and shareholder. New series of Bridgeway

Funds have subsequently been introduced as new product developments, all of which were accomplished under his continuing oversight and leadership. John Montgomery has served as a Director (Chairman of the Board) and as the President of Bridgeway Capital since its inception over fifteen years ago.  The current Directors comprising Bridgeway

Capital’s Board of Directors are John Montgomery, Frank Montgomery, Ann M. Montgomery, who is John Montgomery’s spouse, and Michael D. Mulcahy, an officer of

Bridgeway Capital.

     Leonora Montgomery has never “controlled” Bridgeway Capital, as that term is defined in Section 2(a)(9) of the 1940 Act. In particular, Leonora Montgomery does not currently have, nor has she ever had, any significant or material interactions with Bridgeway Capital other than her ownership of Bridgeway Capital Common Stock. Leonora

Montgomery has not now nor ever attempted to exercise any control over the management of Bridgeway Capital. She has never served as an officer or director of Bridgeway

Capital and she has not ever been involved with the operation of Bridgeway Capital. Since 1997, Leonora Montgomery has been Minister Emerita for a Houston area Unitarian

Universalist Church, where she served as full-time minister from 1990-1996, and her interest in Bridgeway Capital is purely that of a passive long-term shareholder.  Furthermore, no changes are contemplated in the existing management of Bridgeway Capital. John Montgomery will continue to serve as a Director and the

President of Bridgeway Capital. It is currently contemplated that no share transactions will be effected by Bridgeway Capital that would have the effect of materially reducing John
Montgomery’s ownership of Bridgeway Capital Common Stock.

     In addition, the shareholder voting provisions of Bridgeway Capital’s Articles of Incorporation (the “Articles”) and By-Laws (the “By-Laws”) support the fact that only John

Montgomery controls Bridgeway Capital. Pursuant to Sections 2.2 and 2.3 of the By-Laws, shareholders are permitted to vote on any matter for which a special meeting has been called and to vote on the election of directors at any annual shareholder meeting. According to Section 2.3 of the By-Laws, a special meeting may be called by the Chairman of the Board, the President, the Board of Directors (or a committee thereof) or at the request of any shareholder who owns at least 25% of the issued and outstanding Bridgeway

Capital Common Stock.1 For purposes of any meeting of shareholders, Section 2.5 of the By-Laws states that a quorum consists of the holders of 50% of the issued and outstanding Bridgeway Capital Common Stock entitled to vote, present in person or by proxy.2 Furthermore, assuming a quorum is present, any matter to be voted upon must be approved by a vote of a majority of Bridgeway Capital Common Stock present in person or by proxy.3 Each shareholder is entitled to one vote for each share of Bridgeway

Capital Common Stock owned by such shareholder. As a result of John

1 Article Seventh of the Articles includes a similar provision except the Chairman of the Board is not listed as a person that can call a special meeting. However, the By-Laws override the Articles in this regard.

2 Article Seventh of the Articles includes an identical provision.

3 Article Seventh of the Articles includes an identical provision. Note, however, that one other shareholder voting provision is included in the Articles and not in the By-Laws; that voting provision relates to proposed compromises or arrangements between Bridgeway Capital and its creditors or shareholders, as the case may be, over which a court has jurisdiction and such voting provision requires a three-fourths affirmative vote of the creditors or shareholders, as the case may be, to agree to any such compromise or arrangement (including a reorganization of the company).

Montgomery’s current 65.21% ownership of Bridgeway Capital Common Stock, a quorum cannot be reached without John Montgomery’s shares of Bridgeway Capital

Common Stock. Moreover, except as noted in footnote 3, John Montgomery has sufficient voting power to control the election of directors as well as any other matter to be voted upon at a shareholder meeting. No other stockholder has a sufficient number of votes to control the election of even one director or any other matter to be voted upon.

Moreover, upon Leonora Montgomery’s death, John Montgomery’s ownership interest will only increase (as described in Section III below) and as a result, he will continue to control the vote for any matter to be voted upon at a meeting of shareholders. Since April 1995, when Leonora Montgomery became a shareholder in Bridgeway Capital,

Leonora Montgomery has voted on each matter that has required a shareholder vote (whether at a formal shareholder meeting or by written consent) in the same manner as John

Montgomery.4 Issues that have been voted on over the years include: (i) election of the Board of Directors; (ii) approval of amendments to Bridgeway Capital’s Articles; and (iii)

approval of a form of buy-sell agreement.

III. PROPOSED SHARE TRANSACTION

     Leonora Montgomery executed her written last will and testament (the “Will”) on April 19, 2007. Among several provisions, the Will provides that, at the time of her death,

Leonora Montgomery’s Bridgeway Capital Common Stock will be transferred in equal amounts to each of her four children (i.e., 7.65% of outstanding Bridgeway Capital

Common Stock to each of John Montgomery, Frank Montgomery, Bethany Hays and Catherine Tinsley based on ownership data as of December 31, 2008). Absent any

4 There is no formal voting agreement between John Montgomery and Leonora Montgomery nor is there a written contract or oral understanding between Leonora Montgomery and John Montgomery regarding the exercise of control over the management of Bridgeway Capital.

ensuing issuance of Bridgeway Capital Common Stock, such future transfer of shares will result in the increase of John Montgomery’s aggregate share ownership in Bridgeway

Capital Common Stock from 65.21% to 72.86% (based on ownership data as of December 31, 2008).

     But for the presumption of Section 2(a)(9), the future transfer of shares from Leonora Montgomery to her children would not raise the issue of a possible assignment under

Section 2(a)(4) as a result of a transfer of a controlling block of Bridgeway Capital Common Stock. As described above, John Montgomery would continue to exert absolute control over the management of Bridgeway Capital as the majority shareholder. Thus, no actual change of control would result given the factual circumstances described herein.

Moreover, no changes are contemplated in the existing management, or any of the operations, of Bridgeway Capital, in connection with the future transfer of Bridgeway Capital

Common Stock.

IV. REQUEST FOR RELIEF

     By this Application, Bridgeway Capital seeks a determination that the presumption created under Section 2(a)(9) of the 1940 Act that a person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company has been rebutted with respect to Leonora Montgomery. John Montgomery, as the founder, Director, and President of Bridgeway Capital, at all times since inception has exercised actual control of

Bridgeway Capital. Leonora Montgomery has never exercised any actual management of Bridgeway Capital or the Funds. Leonora Montgomery has not ever been involved with the operations of Bridgeway Capital, has not ever been an officer or director of Bridgeway Capital, does not now nor has she ever exercised any actual control of Bridgeway Capital nor is there a written contract or oral understanding between

Leonora Montgomery and John Montgomery regarding the exercise of control over the management of Bridgeway Capital. Additionally, even if Leonora Montgomery did attempt to exercise actual control, John Montgomery is the majority shareholder, and as such, Leonora Montgomery could only have a limited influence on the operations of

Bridgeway Capital as described above. Therefore, any future and anticipated transfer of shares from Leonora Montgomery to her children should not constitute a transfer of a controlling block of voting securities of Bridgeway Capital within the meaning of Section 2(a)(4) of the 1940 Act.

     If Leonora Montgomery is determined to have control, the future transfer of Bridgeway Capital Common Stock could be deemed to result in the assignment of Bridgeway

Capital’s investment advisory or subadvisory agreement with each Fund under Section 2(a)(4) of the 1940 Act, resulting in the automatic termination of each investment advisory or subadvisory agreement in accordance with Section 15(a)(4) of the 1940 Act. If the investment advisory or subadvisory agreements are terminated, new investment advisory or subadvisory agreements must be approved by each Fund’s board of directors and shareholders pursuant to Section 15(a) of the 1940 Act, even though there would be no change to the terms of the investment advisory or subadvisory agreements, or to the investment policies, personnel, operations, or the actual control of Bridgeway Capital as a result of the future and anticipated transfer of Bridgeway Capital Common Stock.5

5 Applicant notes that Rule 2a-6 of the 1940 Act states that a transaction that does not result in a change of actual control or management of the investment adviser to an investment company is not an

     The Applicant wants to obviate the need for a special meeting of the shareholders of each Fund and to avoid the burden and expense of soliciting proxies merely for the purpose of approving an investment advisory or subadvisory agreement that would be identical to the existing investment advisory or subadvisory agreement, which already has been approved by each Fund’s board of directors and shareholders in accordance with Section 15(a) of the 1940 Act. Based on the facts described in the Application, the statutory presumption created by Section 2(a)(9) that Leonora Montgomery also controls Bridgeway Capital as a result of her more than 25% ownership is clearly rebutted by the facts. Thus, Bridgeway Capital respectfully requests that the Commission grant the Order requested herein.

V. BASIS FOR THE COMMISSION'S JURISDICTION

     Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or the policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) further provides, in pertinent part, that,

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. . . . Any such presumption may be rebutted by evidence, but except as hereinafter provided, shall continue until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person. If an application filed hereunder is not granted or denied by the Commission within sixty days after filing thereof, the determination sought by the application shall be deemed to have been temporarily granted pending final determination of the Commission thereon.

assignment for purposes of Section 15(a)(4) of the 1940 Act. Applicant believes that it could rely on Rule 2a-6 with respect to the future or anticipated transfer of Bridgeway Capital Common Stock as described in the Application, but would like a Commission order to provide additional certainty.

     Bridgeway Capital, as an interested person, by this Application seeks a determination by the Commission that on the basis of the evidence herein presented the presumption of
Section 2(a)(9) has been rebutted with respect to Leonora Montgomery’s control and therefore the future transfer of Bridgeway Capital Common Stock from Leonora

Montgomery to her children will not constitute a transfer of a controlling block of the voting securities of Bridgeway Capital.

VI. JUSTIFICATION FOR DETERMINATION REQUESTED

     Applicant submits that the determination requested herein should be granted because, as clearly evidenced by the facts set forth above, Leonora Montgomery has not ever been involved with the operations of Bridgeway Capital, has not ever been an officer or director of Bridgeway Capital, and has not now or ever exercised, and will not exercise, a controlling influence over the management or policies of Bridgeway Capital. John Montgomery, one of the recipients of the future transfer of Bridgeway Capital Common Stock,

is the majority owner of shares of Bridgeway Capital currently and as proposed, and exercises control over the management of Bridgeway Capital. Therefore, any future and anticipated transfer of Bridgeway Capital Common Stock from Leonora Montgomery to her children should not constitute a transfer of a controlling block of voting securities of

Bridgeway Capital within the meaning of Section 2(a)(4) of the 1940 Act.

     The relief requested by Applicant is consistent and supported by the Commission orders rebutting the presumption of control created by Section 2(a)(9). See, e.g., In re

Dimensional Fund Advisors Inc., SEC Release IC-16808 (Feb. 10, 1989) (control rebutted for a former co-founder of an adviser who owned 30.23% such that the proposed transfer of co-founder’s shares would not be an assignment); In re Richard S. Strong, SEC Release IC-8839 (June 30, 1975) (control rebutted for a former co-founder of an adviser owning 42.75%); In re Hartwell & Campbell Fund, Inc. et al., SEC Release IC-8415 (July 8, 1974) (control rebutted for former president owning 33% of parent corporation which, in turn, owned all the shares of adviser subsidiary). In addition, the Commission has previously considered an instance where the majority ownership of another entity was used as evidence to rebut a presumption of control. See In re Universe Tankerships, Inc., SEC Release IC-9466 (Sept. 30, 1976) (presumption rebutted for 27.60%

owner of an adviser where another entity owned 64.7% of the adviser).

     The future transfer of Leonora Montgomery’s Bridgeway Capital Common Stock as proposed is substantially similar to the facts addressed in the aforementioned Commission exemptive orders. Moreover, the Applicant’s request for relief may be considered less likely to concern the Commission than several of the aforementioned matters. For example, in several of the aforementioned matters, the shareholders had day-to-day management involvement as employees at some point during their relationship with the adviser (or a parent organization) whereas with respect to Leonora Montgomery, she has never held an official position with, or had any role in the management of, Bridgeway Capital.

For the reasons set forth above, Applicant respectfully requests that the Commission grant the requested Order.

VII. PROCEDURAL COMPLIANCE

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that its address is 5615 Kirby Drive, Suite 518, Houston, Texas 77005-2448. Applicant further states that all communications or questions should be directed to Prufesh R. Modhera, Esq., Stradley Ronon Stevens & Young, LLP, 1250 Connecticut Avenue, N.W., Suite 500,

Washington, D.C. 20036 at (202) 419-8417, with a copy to Michael D. Mulcahy, Bridgeway Capital Management, Inc., 5615 Kirby Drive, Suite 518, Houston, Texas 77005-

2448.

     Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Applicant hereby states that the officer signing and filing this Application on behalf of the Applicant is fully authorized to do so, that under the provisions of the Applicant’s Articles of Incorporation and Bylaws, responsibility for the management of the affairs and business of the Applicant is vested in the

Board, that by resolution duly adopted and attached to this Application and filed with the Commission on this day as Exhibit A, the Board of the Applicant has authorized any officer of the Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto. Applicant states that the authorization described above remains in effect as of the date hereof and is applicable to the individual who has signed the Application. Applicant further states that the Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of the Applicant. The verification required by Rule 0-2(d) under the

1940 Act is attached as Exhibit B hereto.

Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS HEREOF, the Applicant has caused this Application to be duly executed this 17th day of April, 2009.

BRIDGEWAY CAPITAL MANAGEMENT, INC.

By: /s/John N.R. Montgomery
Name: John N.R. Montgomery
Its: President

EXHIBIT INDEX

Exhibit A	Authorization/Certificate of Bridgeway Capital Management, Inc.
Exhibit B	Verification of Bridgeway Capital Management, Inc.

EXHIBIT A

Certificate of Bridgeway Capital Management, Inc.

     I, Michael D. Mulcahy, do hereby certify that I am the Secretary of Bridgeway Capital Management, Inc. (“Bridgeway Capital”). I further certify that the following resolutions were duly adopted by the Board of Directors of Bridgeway Capital, by written action dated April 9, 2008, and that said resolutions remain in full force and effect on the date hereof, and that I am fully authorized to so certify:

     RESOLVED, that each officer of Bridgeway Capital is hereby authorized to prepare, execute and file, on behalf of Bridgeway Capital, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended, declaring presumption created by that section rebutted by evidence with respect to Leonora Montgomery, and any amendments or supplements thereto; and

     FURTHER RESOLVED, that each officer of Bridgeway Capital is authorized and directed to take such additional actions and to execute and deliver on behalf of Bridgeway Capital such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such officer’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

     IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of April, 2009.

/s/Michael D. Mulcahy
Michael D. Mulcahy
Secretary

A-1

EXHIBIT B

Verification of Bridgeway Capital Management, Inc.

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached APPLICATION, dated April 17, 2009, for and on behalf of Bridgeway Capital Management, Inc.; that he is the President of Bridgeway Capital Management, Inc. and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned deponent to execute and file such instrument have been taken. The undersigned deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

BRIDGEWAY CAPITAL MANAGEMENT, INC.

By: Name: Title:	/s/John N.R. Montgomery John N.R. Montgomery President

B-1